                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         Koll Real Estate Group, Inc.
                                (Name of Issuer)

                             Class A Common Stock
                         (Title of Class of Securities)

                                  50043410 5
                                (CUSIP Number)

                             Bridge Partners, L.P.
                       c/o Carson Street Partners, Inc.
                           Attn: Mr. John W. Gildea
             115 East Putnam Avenue, Greenwich, Connecticut 06830
                                (203) 661-6945
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 30, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index: Page 10
                              Page 1 of __ Pages

CUSIP No. 50043410 5
- --------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person

                             Bridge Partners, L.P.
- --------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. / /
                                     b. / /
- --------------------------------------------------------------------------------

3        SEC Use Only
- --------------------------------------------------------------------------------

4        Source of Funds

                  WC
- --------------------------------------------------------------------------------

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   / /

- --------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                    Delaware
- --------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of                                17,518,200(2)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 17,518,200(2)
    With
                           10       Shared Dispositive Power
                                           -0-
- --------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    17,518,200
- --------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   / /
- --------------------------------------------------------------------------------

- --------
(1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with Carson Street Partners, Inc. and John W. Gildea.

(2) Includes 5,639,400 shares of Class A Common Stock and 11,878,800 shares of Series A Convertible Redeemable Preferred Stock (which Preferred Stock is generally non-voting stock and which is convertible into shares of the Class A Common Stock on a share-for-share basis), and is calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                              Page 2 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           29.9%(3)
- --------------------------------------------------------------------------------

14       Type of Reporting Person

                           PN
- --------------------------------------------------------------------------------

- --------
(3) See footnote 2, above.

                              Page 3 of __ Pages

CUSIP No. 50043410 5
- --------------------------------------------------------------------------------

1        Name of Reporting Person(4)
         S.S. or I.R.S. Identification No. of Above Person

                          Carson Street Partners, Inc.
- --------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. / /
                                     b. / /
- --------------------------------------------------------------------------------

3        SEC Use Only
- --------------------------------------------------------------------------------

4        Source of Funds

                  AF
- --------------------------------------------------------------------------------

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   / /
- --------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                    Delaware
- --------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of                               17,518,200(5)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                      -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 17,518,200(5)
    With
                           10       Shared Dispositive Power
                                           -0-
- --------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    17,518,200
- --------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   / /
- --------------------------------------------------------------------------------

- --------
4 Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Bridge Partners, L.P. and John W. Gildea.

5 Includes 5,639,400 shares of Class A Common Stock and 11,878,800 shares of Series A Convertible Redeemable Preferred Stock (which Preferred Stock is generally non-voting stock and which is convertible into shares of the Class A Common Stock on a share-for-share basis), and is calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                              Page 4 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           29.9%(6)
- --------------------------------------------------------------------------------

14       Type of Reporting Person

                           CO
- --------------------------------------------------------------------------------

- --------
(6) See footnote 5, above.

                              Page 5 of __ Pages

CUSIP No. 50043410 5
- --------------------------------------------------------------------------------

1        Name of Reporting Person(7)
         S.S. or I.R.S. Identification No. of Above Person

                                 John W. Gildea
- --------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                                     a.   / /
                                                     b.   / /
- --------------------------------------------------------------------------------

3        SEC Use Only
- --------------------------------------------------------------------------------

4        Source of Funds

                  AF
- --------------------------------------------------------------------------------

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    / /
- --------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                     U.S.A.
- --------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of                                   17,518,200(8)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                    -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  17,518,200(2)
    With
                           10       Shared Dispositive Power
                                              -0-
- --------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    17,518,200
- --------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   / /
- --------------------------------------------------------------------------------

- --------
(7) Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Bridge Partners, L.P. and Carson Street Partners, Inc.

(8) Includes 5,639,400 shares of Class A Common Stock and 11,878,800 shares of Series A Convertible Redeemable Preferred Stock (which Preferred Stock is generally non-voting stock and which is convertible into shares of the Class A Common Stock on a share-for-share basis), and is calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                              Page 6 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           29.9%(9)
- --------------------------------------------------------------------------------

14       Type of Reporting Person

                           IN
- --------------------------------------------------------------------------------

- --------
(9) See footnote 8, above.

                              Page 7 of __ Pages

         This Amendment No. 1 amends and restates for EDGAR purposes the Statement on Schedule 13D relating to shares of Class A Common Stock of Koll Real Estate Group, Inc., a Delaware corporation (the "Company") filed in hard copy on July 25, 1995 (the "Schedule 13D") with the Securities and Exchange Commission.

         Schedule 13D is hereby restated, amended and supplemented as follows:

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Stock, par value $.05 per share (the "Common Stock"), of the Company. The address of the principal executive offices of the Company is 4343 Von Karman Avenue, Newport Beach, California 92660.

Item 2.  Identity and Background.

         This Schedule 13D is filed jointly on behalf of Bridge Partners, L.P., a Delaware limited partnership, Carson Street Partners, Inc., a Delaware corporation ("Carson Street Partners"), and John W. Gildea, a United States citizen ("Gildea"), pursuant to Rule 13d-1(f)(1) under the Exchange Act.

         Carson Street Partners is the sole general partner of Bridge Partners and has the power to vote and dispose of the 5,639,400 shares of Common Stock (the "Common Shares") and 11,878,800 shares of Series A Convertible Redeemable Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares") held by Bridge Partners. Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President and controlling stockholder of Carson Street Partners. As a result, Gildea and Carson Street Partners may be deemed to be the indirect beneficial owners of the Shares held by Bridge Partners. Bridge Partners' principal business is to invest in shares of capital stock of the Company and the capital stock and other securities of other entities. Carson Street Partners' principal business is the management of investments in publicly traded companies. Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. The principal business address and the principal office address of Bridge Partners, Carson Street Partners and Gildea is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

         The name, business address, citizenship and present principal occupation of each director and executive officer of Carson Street Partners are set forth on Schedule I hereto.

         None of Bridge Partners, Carson Street Partners, Gildea or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Page 8 of __ Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         Bridge Partners acquired the Shares for $.30 per Share, or an aggregate of $5,255,460, all of which funds were obtained from the working capital of Bridge Partners.

Item 4.  Purpose of Transaction.

         Bridge Partners acquired the Shares pursuant to the terms of a Securities Purchase Agreement, dated as of July 13, 1995, by and among Libra Invest & Trade Ltd., Parkway Ventures SA, Gallant Overseas Inc. and Bridge Partners. Bridge Partners acquired and intends to hold the Shares for investment.

         Bridge Partners intends to review on a continuing basis its investment in the Company. As of the date of this Schedule 13D, no determination has been made by Bridge Partners to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by it, although Bridge Partners may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Except as specifically set forth in this Item 4, Bridge Partners has no plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of
         Item 4 of Schedule 13D, although Bridge Partners may develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

    (a) Bridge Partners directly owns the 17,518,200 Shares. As the sole general partner of Bridge Partners, Carson Street Partners may be deemed to be the indirect beneficial owner of the 17,518,200 Shares.
         As the Chairman of the Board of Directors, Chief Executive Officer and controlling stockholder of Carson Street Partners, Gildea may be deemed to be the indirect beneficial owner of the 17,518,200 Shares. The 17,518,200 Shares include 11,878,800 Preferred Shares which are currently convertible into Common Stock on a share-for-share basis.
         The 17,518,200 Shares represent approximately 29.9% (computed in accordance with rule 13d-3(d)(1) under the Act) of the 58,642,546 shares of Common Stock outstanding, based upon the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995.

    (b) Carson Street Partners, as the sole general partner of Bridge Partners, has the power to vote or direct the voting and the power to dispose or direct the disposition of the Shares held by Bridge Partners.

         Gildea, as the Chairman of the Board of Directors, Chief Executive Officer, President and controlling stockholder of Carson Street Partners, may be deemed to have the indirect power to vote or direct the voting and to dispose or direct the disposition of the Shares held by Bridge Partners.

    (c) Except as set forth in this Schedule 13D and except for the sale in the open market of 5,000 shares of Series A Convertible Redeemable Preferred Stock by Mr. O'Donnell (see Schedule I) on July 13, 1995 for an aggregate sales price of approximately $2,200.00, neither Bridge Partners, Carson Street Partners, Gildea or, to the best knowledge of such parties, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the

                                   Page 9 of __ Pages

         Company during the past 60 days.

    (d) Except as set forth in this Schedule 13D, no person is known by Bridge Partners, Carson Street Partners or Gildea to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Bridge Partners.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to an Amended and Restated Agreement of Limited Partnership of Bridge Partners dated as of May 30, 1996 by and among Carson Street Partners, as General Partner, and the limited partners signatory thereto, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, Carson Street Partners is generally entitled to receive 11% of all net realized gains on Bridge Partners' investments, which investments include the Shares.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

         1. Joint Filing Agreement, dated July 21, 1995.

         2. Amended and Restated Agreement of Limited Partnership dated as of May 30, 1996.

                                  Page 10 of __ Pages

                                       SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1996

BRIDGE PARTNERS, L.P.

By:      CARSON STREET PARTNERS, INC.,
         General Partner

         By: /s/ John W. Gildea
             ------------------------------
             Name:  John W. Gildea
             Title: Chief Executive Officer and President

CARSON STREET PARTNERS, INC.

By: /s/ John W. Gildea
    ------------------------------
    Name:  John W. Gildea
    Title: Chief Executive Officer and President


By: /s/ John W. Gildea
    ------------------------------
    Name: John W. Gildea

                              Page 11 of __ Pages

                                 EXHIBIT INDEX

                                                                           Page
Exhibit                                                                   Number
- -------                                                                   ------
   1.   Joint Filing Agreement, dated July 21, 1995.

   2. Amended and Restated Agreement of Limited Partnership dated as of May 30, 1996.

                              Page 12 of __ Pages


                                  SCHEDULE I

Reporting Person:        Carson Street Partners, Inc.
                         115 East Putnam Avenue
                         Greenwich, Connecticut 06830

Executive Officers, Directors and Controlling Person:

Name ...............     John W. Gildea
Positions ..........     Chairman of the Board, Chief Executive Officer,
                         President and controlling stockholder of Carson
                         Street Partners, Inc.
Principal Occupation
and Employment;
Business Address ...     General Partner of Gildea Management Company, a
                         Delaware corporation ("GMC"), investment advisor;
                         the business address of GMC and Mr. Gildea is: 115
                         East Putnam Avenue, Greenwich, Connecticut 06830
Citizenship ........     U.S.A.

Name ...............     William P. O'Donnell
Positions ..........     Vice President, Secretary and Treasurer, Carson
                         Street Partners, Inc.
Principal Occupation
and Employment;
Business Address ...     Executive officer and director of GMC, investment
                         advisor; the business address of GMC and Mr. O'Donnell
                         is: 115 East Putnam Avenue, Greenwich, Connecticut
                         06830.
Citizenship ........     U.S.A.

                              Page 13 of __ Pages